UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File Number 1-12981
THE AMETEK RETIREMENT AND
SAVINGS PLAN
(Full title of the plan)
AMETEK, Inc.
1100 Cassatt Road, P.O. Box 1764
Berwyn, Pennsylvania 19312-1177
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

The AMETEK Retirement and Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009
Contents

Report of Independent Registered Public Accounting Firm	2

Audited Financial Statements:

Statements of Assets Available for Benefits	3
Statements of Changes in Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	15

Signatures	16

Exhibit Index	17

Report of Independent Registered Public Accounting Firm
Pension Investment Committee
The AMETEK Retirement and Savings Plan
     We have audited the accompanying statements of assets available for benefits of The AMETEK Retirement and Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
June 20, 2011

The AMETEK Retirement and Savings Plan
Statements of Assets Available for Benefits

	December 31,
	2010	2009
Assets:
Investments	$416,625,300	$372,323,143
Investment in the AMETEK, Inc. Master Trust	54,426,635	35,851,489

Total investments, at fair value	471,051,935	408,174,632

Receivables:
Employer contributions	204,208	188,270
Participant contributions	297,365	258,311
Notes receivable from participants	10,715,854	9,918,379

Total receivables	11,217,427	10,364,960

Assets available for benefits, at fair value	482,269,362	418,539,592

Adjustment from fair value to contract value for Common Collective Trust	(3,867,965)	(2,065,260)

Assets available for benefits	$478,401,397	$416,474,332

See accompanying notes.

The AMETEK Retirement and Savings Plan
Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2010	2009
Additions:
Contributions:
Employer	$11,543,378	$11,301,391
Participant	19,742,761	19,982,672
Participant rollovers and transfers from other plans	3,009,019	2,250,710

	34,295,158	33,534,773

Investment income:
Net appreciation in fair value of investments	29,746,204	46,122,001
Interest and dividend income from investments	9,248,453	9,291,021
Interest income on notes receivable from participants	543,208	596,568
Plan interest in the AMETEK, Inc. Master Trust	19,287,360	6,782,324

	58,825,225	62,791,914

Plan mergers	—	24,150,608

Total additions	93,120,383	120,477,295

Deductions:
Benefits paid to participants	(31,193,318)	(37,030,409)

Net increase	61,927,065	83,446,886

Assets available for benefits:
Beginning of year	416,474,332	333,027,446

End of year	$478,401,397	$416,474,332

See accompanying notes.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2010
1. Description of the Plan
General
     The following description of The AMETEK Retirement and Savings Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from AMETEK, Inc. (“AMETEK,” the “Company” or the “Plan Sponsor”).
     The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below. The Plan provides eligible employees of AMETEK and certain of its subsidiaries, an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs. See Note 3.
Participant Eligibility
     Any employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan as of the entry date that follows his or her date of hire by at least 31 days and is on or after the date on which the participant first attains age 18. Effective May 1, 2009, an employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan upon his or her date of hire and on or after the date on which the participant first attains age 18. See Note 8.
Plan Mergers
     There were no Plan mergers in 2010. During 2009, the following net assets were transferred into the Plan (in millions):

Effective Date	401(k) Savings Plan
January 8, 2009	NewAge Testing Instruments, Inc.	$0.6
March 10, 2009	High Standard Aviation	0.1
March 27, 2009	Southern Aeroparts, Inc.	0.1
May 6, 2009	Xantrex Programmable	13.5
June 18, 2009	Vision Research, Inc.	3.6
July 1, 2009	NewAge Testing Instruments, Inc.*	0.5
September 22, 2009	Motion Control Group, Inc.	2.0
October 6, 2009	California Instruments Corporation	3.8

		$24.2

*	Represents money purchase plan.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2010
1. Description of the Plan (continued)
Contributions
     Each year, participants have an opportunity to invest up to 50% of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Certain groups of participants have an opportunity to invest catch-up contributions up to 50% of their compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Also in connection with business acquisitions by AMETEK, account balances from certain other plans may be transferred into the Plan. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis.
     Effective May 1, 2009, an employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan upon his or her date of hire and on or after the date on which the participant first attains age 18. Such participants are automatically enrolled in the Plan at a rate of 3% of their compensation which is invested in the Vanguard Wellington Fund until the participant changes their elections. Effective July 1, 2010, the Plan was amended to provide for automatic deferral increases by 1% of compensation each January, as defined by the Plan, for employees hired or rehired on or after July 1, 2010 who are automatically enrolled in the Plan. Participants automatically enrolled in the Plan may revoke their participation of automatic increases, elect an annual automatic increase of 1%, 2% or 3% and have the increase begin in a month other than January. Participants who are not automatically enrolled in the Plan are also permitted to elect automatic deferral increases.
     Excluding participants merged under the AMETEK 401(k) Plan for Acquired Businesses (“the Acquired Business Plan”), the Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each participant, to a maximum annual Company contribution of $1,200 per participant. Also, the Plan provides for Company contributions to participants merged under the Acquired Business Plan, which vary by location and range from 20% to 100% of the amount contributed by each participant, up to a maximum percentage ranging from 1% to 8% of the participants’ compensation as determined by the Board of Directors for each business. Matching Company contributions are credited to participants’ accounts at the same time their contributed compensation is invested and are allocated in the same manner as that of the participant’s elections. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.
     The Plan has a retirement feature for eligible salaried and hourly employees of AMETEK. The Company makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon each participant’s age and years of service, up to predetermined limits. Employee contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan.
     Forfeited Company contributions from the retirement feature were $0.7 million and $1.0 million in 2010 and 2009, respectively, and are used to reduce future employer retirement contributions or to pay Plan administrative expenses.
Participant Accounts
     Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.
Vesting
     Participants are fully vested at all times in participant contributions and employer matching contributions. Employer retirement contributions and related earnings and employer incentive retirement contributions and related earnings are fully vested after three years of service.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2010
1. Description of the Plan (continued)
Participant Loans
     Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Company’s Pension Investment Committee. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Company’s Pension Investment Committee which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2010 and 2009 both ranged between 4.25% and 10.50%, respectively. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
     On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account. Participants who terminate after attaining retirement age or on account of disability may elect to receive installment payments up to a 15—year period but subject to certain restrictions based on life expectancy. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age.
Administrative Expenses
     The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company has elected to pay such expenses directly.
Plan Termination
     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.
2. Summary of Significant Accounting Policies
Basis of Financial Statements and Presentation Format
     The accompanying financial statements have been prepared on the accrual basis of accounting, if applicable, except for the non-accrual of a liability for amounts owed to withdrawing participants, which are reflected in plan equity in accordance with U.S. generally accepted accounting principles (“GAAP”). At December 31, 2010 and 2009, there were no outstanding liabilities for amounts owed to withdrawing participants. Certain reclassifications of prior year amounts have been made to conform to the current presentation as related to the classification of notes receivable from participants. See Note 9.
Use of Estimates
     The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.
Notes Receivable from Participants
     Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2010
2. Summary of Significant Accounting Policies (continued)
Master Trust
     Effective April 1, 2009, AMETEK entered into the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Vanguard Fiduciary Trust Company (“Trustee”). Under the Master Trust agreement, the AMETEK Stock Fund of certain employee savings plans of AMETEK are combined. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants.
     The Plan’s interest in the assets of the Master Trust was 99% at both December 31, 2010 and 2009. The value of the assets held by the Master Trust was $54,855,739 and $36,130,454 at December 31, 2010 and 2009, respectively.
     A summary of the investment income for the assets held by the Master Trust was as follows:

	Year Ended	April 1, 2009 to
	December 31, 2010	December 31, 2009
Net appreciation in fair value of investment	$19,288,304	$6,721,141
Interest and dividend income on investment	153,872	113,957

Total investment income	$19,442,176	$6,835,098

Risks and Uncertainties
     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.
Investment Valuation and Income Recognition
     Investments held by the Plan are stated at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4.
     Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The AMETEK Stock Fund is valued at its year end unit closing price. Life Insurance Contracts are carried at the cash surrender value of such policies at year end.
     The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). The statements of assets available for benefits present the fair value of the Vanguard Retirement Savings Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Vanguard Retirement Savings Trust is based on information reported by the issuer of the common collective trust at year end. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.
     Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2010
3. Investment Programs
     At December 31, 2010 and 2009, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest to the Plan.
     A participant may direct contributions (up to certain specified limits) in any of the following investment options:
•	AMETEK Stock Fund

•	Vanguard Retirement Savings Trust

•	Registered investment companies:
•	Vanguard Total Bond Market Index Fund*

•	Vanguard LifeStrategy Funds

•	Vanguard Wellington Fund

•	Vanguard Windsor II Fund**

•	Vanguard PRIMECAP Fund**

•	Vanguard Small-Cap Index Fund**

•	Vanguard 500 Index Fund**

•	Artio International Equity Fund

•	BlackRock Small Cap Growth Equity Portfolio Fund**

•	BlackRock Inflation Protected Bond Fund*

•	Keeley Small Cap Value**

*	Represents Fixed-Income Securities Level 1 investments. See Note 4.

**	Represents Domestic Equities Level 1 investments. See Note 4.
     Participants may change their investment options or transfer existing account balances to other investment options daily.
     The fair values of individual investments that represent five percent or more of the Plan’s assets are as follows:

	December 31,
	2010	2009
Vanguard Retirement Savings Trust (stated at contract value)	$94,340,612	$93,450,688
Vanguard Wellington Fund	46,670,634	41,311,334
Vanguard PRIMECAP Fund	44,421,286	39,866,873
Vanguard 500 Index Fund	43,983,653	38,339,355
Vanguard LifeStrategy Moderate Growth Fund	31,739,267	26,718,442
Vanguard Total Bond Market Index Fund	30,229,369	27,757,721
Vanguard Windsor II Fund	29,676,016	26,935,463
Vanguard LifeStrategy Growth Fund	23,968,227	20,034,693
     During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought, sold, as well as, held during the year) appreciated (depreciated) in value, as follows:

	December 31,
	2010	2009
Common stock	$—	$987,706
Registered investment companies	29,746,204	45,134,295
	$29,746,204	$46,122,001

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2010
4. Fair Value Measurements
     The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
     The AMETEK Stock Fund held by the Master Trust is considered a level 2 investment within the fair value hierarchy.
     The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2010
	Total	Level 1	Level 2	Level 3
Vanguard Prime Money Market	$135,775	$135,775	$—	$—
Fixed-Income Securities(1)	30,520,201	30,520,201	—	—
Vanguard LifeStrategy Funds(2)	68,249,602	68,249,602	—	—
Vanguard Wellington Fund(3)	46,670,634	46,670,634	—	—
Mutual Funds — Domestic Equities	154,168,936	154,168,936	—	—
Artio International Equity Fund	18,479,261	18,479,261	—	—
Vanguard Retirement Savings Trust(4)	98,208,577	—	98,208,577	—
Genworth Life and Annuity Insurance Company	192,314	—	—	192,314

Total Investments (excluding Master Trust) at Fair Value	$416,625,300	$318,224,409	$98,208,577	$192,314

	December 31, 2009
	Total	Level 1	Level 2	Level 3
Vanguard Prime Money Market	$144,756	$144,756	$—	$—
Vanguard Total Bond Market Index Fund(1)	27,757,721	27,757,721	—	—
Vanguard LifeStrategy Funds(2)	58,209,288	58,209,288	—	—
Vanguard Wellington Fund(3)	41,311,334	41,311,334	—	—
Mutual Funds — Domestic Equities	131,996,834	131,996,834	—	—
Artio International Equity Fund	17,180,485	17,180,485	—	—
Vanguard Retirement Savings Trust(4)	95,515,948	—	95,515,948	—
Genworth Life and Annuity Insurance Company	206,777	—	—	206,777

Total Investments (excluding Master Trust) at Fair Value	$372,323,143	$276,600,418	$95,515,948	$206,777

(1)	This category includes investments primarily in U.S. and international government and corporation bonds designed to minimize the adverse effects of interest rate fluctuations. There are currently no redemption restrictions on these investments.

(2)	This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These registered investment company funds share a common goal of first growing and then later preserving principal and contain a mix of primarily U.S. and international stocks, plus U.S. Treasury and corporate bonds. There are currently no redemption restrictions on these investments.

(3)	This category includes registered investment company funds that are designed to try and outperform market returns with moderate movements in share values through a mix of primarily fairly large, well-known U.S. stocks and U.S. Treasury bonds. There are currently no redemption restrictions on these investments.

(4)	This category includes investments primarily in synthetic investment contracts backed by high-credit-quality fixed-income investments issued by insurance companies and banks structured to provide current and stable income. There are currently no redemption restrictions on these investments.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2010
4. Fair Value Measurements (continued)
     The following is a summary of the changes in the fair value of the Plan’s level 3 assets (fair value using significant unobservable inputs):

AMETEK Life
Insurance Fund
Balance, January 1, 2009	$248,622
Unrealized gains relating to instruments still held at the reporting date	2
Purchases, sales, issuances and settlements, net	(41,847)

Balance, December 31, 2009	206,777
Unrealized gains relating to instruments still held at the reporting date	44
Purchases, sales, issuances and settlements, net	(14,507)

Balance, December 31, 2010	$192,314

5. Insurance Contracts
     Some employee contributions are presently used to maintain previously purchased life insurance policies underwritten by Genworth Life and Annuity First Company of Lynchburg, Virginia. Commissions paid on Insurance Contracts are charged directly against the participants’ insurance accounts. This fund continues to be closed to new participants.
6. Income Tax Status
     The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 26, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. On January 29, 2010, the Plan Sponsor submitted an application to the IRS for a new determination letter in accordance with the Code’s five-year remedial amendment cycle requirement and a response is pending. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
     U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2007.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2010
7. Differences Between Financial Statements and Form 5500
     The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2010	2009
Assets available for benefits per the financial statements	$478,401,397	$416,474,332
Deemed distributions outstanding related to the current year	(3,322)	(9)
Deemed distributions outstanding related to the prior year	(383)	(1,635)
Adjustment from contract value to fair value for Common Collective Trust	3,867,965	2,065,260

Assets available for benefits per Form 5500	$482,265,657	$418,537,948

     The following is a reconciliation of deductions per the financial statements to total expenses per the Plan’s Form 5500 for the year ended December 31, 2010:

Deductions per the financial statements	$(31,193,318)
Less: Deemed distributions at December 31, 2010	(3,705)
Add: Deemed distributions at December 31, 2009	1,644
Other, net	17,747

Total expenses per Form 5500	$(31,177,632)

     The following is a reconciliation of total additions per the financial statements to total income per the Plan’s Form 5500 for the year ended December 31, 2010:

Total additions per the financial statements	$93,120,383
Add: Adjustment from contract value to fair value for Common Collective Trust at December 31, 2010	3,867,965
Less: Adjustment from contract value to fair value for Common Collective Trust at December 31, 2009	(2,065,260)
Other, net	(17,747)

Total income per Form 5500	$94,905,341

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2010
8. Plan Amendments
     Effective July 1, 2010, the Plan was amended to provide for automatic deferral increases by 1% of compensation each January, as defined by the Plan, for employees hired or rehired on or after July 1, 2010 who are automatically enrolled in the Plan as described further below. Participants automatically enrolled in the Plan may revoke their participation of automatic increases, elect an annual automatic increase of 1%, 2% or 3% and have the increase begin in a month other than January. Participants who are not automatically enrolled in the Plan are also permitted to elect automatic deferral increases.
     Effective May 1, 2009, the Plan was amended such that an employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan upon his or her date of hire and on or after the date on which the participant first attains age 18. Such participants are automatically enrolled in the Plan at a rate of 3% of their compensation which is invested in the Vanguard Wellington Fund until the participant changes their elections. Participants automatically enrolled in the Plan may revoke their participation as defined by the Plan.
     Effective January 1, 2009, the Plan was amended to allow discretionary employer contributions as determined by the Board of Directors under appropriate circumstances. Discretionary employer contributions are intended to compensate participants for fees incurred in connection with Plan mergers of acquired businesses. Discretionary employer contributions made in 2010 and 2009 were not significant.
     During 2010 and 2009, the Plan was amended to designate certain U.S. employees of the following acquired businesses as participating employees in the Plan:

Effective Date	Acquired Business
December 27, 2010	Haydon Kerk Motion Solutions, Inc.
December 20, 2010	Atlas Material Testing Technology LLC
December 20, 2010	Technical Services for Electronics
April 1, 2010	Ameron LLC
February 16, 2009	High Standard Aviation
     There were no Plan mergers in 2010. During 2009, the Plan was amended to merge the net assets of certain U.S. participants from the following acquired businesses’ 401(k) plans into the Plan:

Effective Date	Acquired Business
October 6, 2009	California Instruments
September 22, 2009	Motion Control Group
July 1, 2009	NewAge Testing Instruments, Inc.*
June 18, 2009	Vision Research
May 6, 2009	Xantrex Programmable
March 27, 2009	Southern Aeroparts, Inc.
January 8, 2009	NewAge Testing Instruments, Inc.

*	Represents money purchase plan.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2010
9. Recent Accounting Pronouncements
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (“ASU 2010-06”). ASU 2010-06 provides amendments that clarify existing disclosures and require new disclosures related to fair value measurements, providing greater disaggregated information on each class of assets and liabilities and more robust disclosures on transfers between levels 1 and 2, and activity in level 3 fair value measurements. The Plan adopted the applicable provisions within ASU 2010-06 effective January 1, 2010. See Note 4. The Plan is currently evaluating the impact of adopting the level 3 disclosures of ASU 2010-06 that are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.
     In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (“ASU 2010-09”). ASU 2010-09 removes the requirement for a Securities and Exchange Commission filer to disclose a date in both the issued and revised financial statements for which the Company evaluated events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASU 2010-09 was effective as of February 2010.
     In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”). ASU 2010-25 provides guidance clarifying the classification and measurement of participant loans by defined contribution plans. Participant loans are required to be classified as notes receivable from participants and measured at their unpaid principal balance, plus accrued but unpaid interest. The Plan adopted ASU 2010-25 effective December 31, 2010. Prior year amounts and disclosures have been revised to reflect the retrospective application of ASU 2010-25. The adoption of ASU 2010-25 resulted in a reclassification of participant loans totaling $9,918,379 from investments to notes receivable from participants on the Plan’s Statement of Assets Available for Benefits as of December 31, 2009. There was no impact to the Plan’s net assets as of December 31, 2010 or 2009 as a result of the adoption of ASU 2010-25.
     In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards (“IFRSs”). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan is currently evaluating the impact of adopting ASU 2011-04 on the Plan’s financial statements.

The AMETEK Retirement and Savings Plan
EIN 14—1682544 Plan #078
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Description of investment, including
	maturity date, rate of interest,	Current
Identity of issue, borrower, lessor or similar party	collateral, par, or maturity value	Value

Vanguard Retirement Savings Trust*	Common/Collective Trust	$98,208,577
Vanguard Total Bond Market Index Fund*	Registered Investment Company	30,229,369
Vanguard LifeStrategy Conservative Growth Fund*	Registered Investment Company	12,542,108
Vanguard LifeStrategy Growth Fund*	Registered Investment Company	23,968,227
Vanguard LifeStrategy Moderate Growth Fund*	Registered Investment Company	31,739,267
Vanguard Wellington Fund*	Registered Investment Company	46,670,634
Vanguard Windsor II Fund*	Registered Investment Company	29,676,016
Vanguard PRIMECAP Fund*	Registered Investment Company	44,421,286
Vanguard Small-Cap Index Fund*	Registered Investment Company	15,064,084
Vanguard 500 Index Fund*	Registered Investment Company	43,983,653
Vanguard Prime Money Market *	Registered Investment Company	135,775
Artio International Equity Fund*	Registered Investment Company	18,479,261
BlackRock Small Cap Growth Equity Portfolio Fund*	Registered Investment Company	14,982,041
BlackRock Inflation Protected Bond Fund*	Registered Investment Company	290,832
Keeley Small Cap Value*	Registered Investment Company	6,041,856
Genworth Life and Annuity Insurance Company*	Life Insurance Policies	192,314

	Total investments	416,625,300

Notes Receivable from Participants*	Interest rates ranging from 4.25% to 10.50%	10,715,854

		$427,341,154

*	Indicates party—in—interest to the Plan.
Historical cost column is not included as all investments are participant—directed.

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Pension Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The AMETEK Retirement and Savings Plan (Name of Plan)
Date: June 20, 2011	By:	/s/ John J. Molinelli
John J. Molinelli
Member, Pension Investment Committee

Exhibit Index

Exhibit
Number	Description
23	Consent of Independent Registered Public Accounting Firm